MEDIFOCUS INC.

FORM 51-102FI

Management Discussion and Analysis

for the three months ended June 30, 2017

August 29, 2017

1.

Introduction

The following sets out the Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for the three months ended June 30, 2017 of Medifocus Inc. (the “Company”, “Medifocus” or "we"). The MD&A is dated August 29, 2017 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended June 30, 2017 and 2016. All dollar amounts are presented in United States dollars unless otherwise noted. The functional currency of the Company and its subsidiary is the United States dollar, and the presentation currency is the United States dollar. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

This management’s discussion and analysis may contain statements that are “Forward-looking Statements”. These include statements about the Company’s expectations, beliefs, plans, objectives and assumptions about future events or performance. These statements are often, but not always, made through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”. “anticipate”, “believes”, “estimate”, “intend”, “plan”, “would”, and “outlook” or statements to the effect that actions, events or results “will”, “may”, “should” or “would” be taken, occur or be achieved. Forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company’s control. Accordingly, the Company’s actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this analysis. Forward-looking statements are made on the basis of the beliefs, opinions, and estimates of the Company’s management on the date the statements are made and, other than in compliance with applicable securities laws, the Company does not undertake any obligation to update forward-looking statements if the circumstances or management’s beliefs, opinions or estimates should change. Readers should not place undue reliance on forward-looking statements.

2.

Reporting currency

Effective April 1, 2014, the Company changed is reporting and functional currency from the Canadian dollar to the U.S. dollar in anticipation of filing its financial statements with the U.S. Securities and Exchange Commission;

3.

Overview of Financial Performance

The Company recognized revenues of $708,950 for the three months ended June 30, 2017, a decrease of $477,905, or 40%, compared to the same three-month period of 2016.  The decrease of total sales is primary due to the decrease in both direct product sales and mobile service sales provided by the Company’s own mobile service, as the company eliminated mobile services in areas where there was low demand and ultimately not profitable. The emerging of other BPH treatment options have also affected our business negatively.

 During FY 2017, the Company continued to evaluate its Prolieve sales and cost structure since acquiring the Prolieve business from Boston Scientific Corporation in July 2012. Although sales had stabilized since the initial cost cutting measures were implemented in August 2014, and loss from operation was reduced significantly from $4,087,985 for the fiscal year ended March 31, 2015 to $3,216,805 for the fiscal year ended March 31, 2016, the management found that such losses were not sustainable and unacceptable. Starting from late March 2016, the Company introduced new measures to improve the Prolieve business’ operational efficiency by implementing the following:

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Eliminating territorial sales positions and less productive mobile service positions.

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Using independent distributors for cover certain geographical areas to reduce the reliance on our own mobile service team.

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Support our customer base in a more profit-oriented sales model with the goal to improve gross margin and profitability.

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Reducing salaries of all corporate staff.

As a result, the Company experienced a 26% decrease in loss from operation for the three months ended June 30, 2017 from the same period a year ago, despite of a revenue decline of $477,905, or 40%.

The cost of sales for the three months ended June 30, 2017 were $708,950, a decrease of $281,933 for the same period of 2016.  Gross margin was unchanged.

4.

Company History and Business

Our business was started by Dr. Augustine Cheung, our former Chief Executive Officer, as an outgrowth of his academic interest and work in the field of microwave technology and the thermotherapy treatment of disease while he was a professor at the University of Maryland and George Washington University.  In 1982, he founded A.Y. Cheung Associates Inc. to pursue this work.  A.Y. Cheung Associates Inc. changed its name to Cheung Laboratories, Inc. in 1984, and Cheung Laboratories Inc. subsequently changed its name to Celsion Corporation (“Celsion”) in 1998.

At Celsion, Dr. Cheung and his team began developing technologies for the treatment of BPH and breast cancer using thermotherapy technology, leading to the development and commercialization of the Prolieve system for the treatment of BPH.  In 2007, Celsion sold the Prolieve system and technology to Boston Scientific Corporation (“Boston Scientific”) for $60 million.  Dr. Cheung also began developing the APA 1000 system for the treatment of breast cancer.  The rights to key elements of APA 1000 were licensed from MIT pursuant to an Exclusive Patent License Agreement (“Patent License Agreement”) dated October 24, 1997.

In 2005 Celsion transferred all its interest in this license and other rights to APA 1000 to its wholly-owned subsidiary, Celsion (Canada) Limited (“Celsion Canada”).  On January 16, 2006, Dr. Cheung resigned from Celsion’s board of directors and his position as Celsion’s Chief Scientific Officer, and purchased Celsion Canada for $20,000,000 (Canadian dollars). The purchase price was paid by issuing: (a) a personal $1.5 million promissory note; and (b) an $ 18.5 million royalty payable at the rate of 5% of the net sales on sales of products developed using APA technology, once such products become commercialized. The $1.5 million promissory note was secured by 1,508,050 shares of Celsion’s common stock.  After Dr. Cheung’s default on payment of the promissory note, Celsion agreed in 2009 with Dr. Cheung to retain the 1,508,000 shares of Celsion’s common stock that it held as security in full satisfaction of the $1.5 million promissory note.

Medifocus Inc. was incorporated on April 25, 2005 under the Business Corporations Act (Ontario) as a CPC. Under Canadian law, a CPC is a newly created Canadian company having no assets, other than cash, which is permitted to conduct an initial public offering of its securities (“IPO”) and obtain a listing of its shares on the TSXV.  A CPC may then uses the funds raised in the IPO to identify and evaluate assets or businesses which, when acquired, qualify the CPC for listing as a regular issuer on the TSXV.

On June 29, 2006 Medifocus Inc., completed its IPO on the TSXV of 4,600,000 shares at a price of $0.20 (Canadian dollars) per share receiving gross proceeds of $920,000 (Canadian dollars).  In order to gain improved access to funding, Medifocus Inc. engaged in a share exchange offer with Celsion Canada in 2008 pursuant to which Celsion Canada became a wholly-owned subsidiary of Medifocus.  Concurrently with the exchange offer, Medifocus completed a private placement of units, receiving gross proceeds of $2 million (Canadian dollars).  In addition, Medifocus issued 903,112 shares to Celsion at a deemed value of $0.50 (Canadian dollars) per share, in partial satisfaction of an approximate $600,000 (Canadian dollars) liability that was owed to Celsion.  After the completion of the share exchange transaction, we continued our development of the APA 1000 technology for the treatment of breast cancer.  Phase I and Phase II clinical trials were originally completed by Celsion. Subsequently, the Company received approvals from both the FDA and the Canadian Bureau of Medical Devices to conduct a pivotal Phase III breast cancer treatment study. We have begun the pivotal Phase III clinical trials but, such trials have been proceeding at a slow pace due to lack of funding.  We plan to complete the pivotal Phase III trial when funding is available.

The Patent License Agreement with MIT was amended on June 16, 2007. The amended agreement requires us to pay MIT a 5% royalty on the net sales of any products derived from APA 1000, and an annual maintenance fee of $50,000.  MIT is entitled to receive royalties for so long as the patents relating to the APA technology are valid or the Patent License Agreement is terminated.

On July 24, 2012, we acquired the Prolieve technology and related assets from Boston Scientific pursuant to an Asset Purchase Agreement dated June 25, 2012, amended on July 24, 2012 (the “Asset Purchase Agreement”).  The purchase price was $3,662,115, of which $2,535,610 was paid on the closing of the transaction.  Additionally, we entered into a contingent consideration arrangement under which we will pay Boston Scientific up to $2,500,000, to be paid in quarterly installments at a rate of 10% of the sales of Prolieve products which is estimated to have contingent balance through September 30, 2018.  Sales are defined as the gross amount invoiced for sales, distributions, licenses, leases, transfers, and other dispositions.  At June 30, 2017, approximately $1,707,259 is due to Boston Scientific under the contingent consideration arrangement, of which $1,636,365 is past due.

Our Products

1.

The Prolieve Thermodilatation System

 Our first commercial heat-based therapy system, Prolieve, is used to treat benign prostatic hyperplasia or “BPH.”  BPH is a condition in which the prostate gland becomes enlarged and restricts the flow of urine through the urethra. Our clinical studies have shown that the treatment of this condition with the Prolieve system improves urine flow by decreasing the enlarged prostate’s pressure on the urethra through the heating, dilation and shrinking of the prostate tissue surrounding it.  The BPH drug therapy market is estimated to be about $4 billion in major developed countries according to Decision Resources Group.  This number does not include non-drug treatments and the patients who are on “Watchful Waiting” due to the side effects of some of the treatment options.  While the market for minimally invasive BPH treatment is approximately $150 million according to Medtech Insight, we believe that Prolieve can be a viable alternative to drug therapy due to its safety and efficacy profiles and thus has the potential to increase the market for minimally invasive BPH treatment.

What Is Benign Prostatic Hyperplasia?

Millions of aging men experience symptoms resulting from BPH, a non-cancerous urological disease in which the prostate enlarges and constricts the urethra.  The prostate is a walnut-sized gland surrounding the male urethra that produces seminal fluid and plays a key role in sperm preservation and transportation.  The prostate frequently enlarges with age.  As the prostate expands, it compresses or constricts the urethra, thereby restricting the normal passage of urine.  This restriction may require a patient to exert excessive bladder pressure to urinate.  Because urination is one of the body’s primary means of cleansing impurities, the inability to urinate adequately increases the possibility of infection and bladder and kidney damage.

BPH Symptoms

The symptoms of BPH usually involve problems with emptying the bladder or storing urine in the bladder. However, the severity of the symptoms can vary widely, from mild and barely noticeable to serious and disruptive.  Common BPH symptoms include:

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Pushing or straining to begin urination;

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A weak urinary stream;

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Dribbling after urination;

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A frequent need to urinate, sometimes every 2 hours or less;

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A recurrent, sudden, or uncontrollable urge to urinate;

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Feeling the bladder has not completely emptied after urination;

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Pain during urination; and

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Waking at night to urinate.

In extreme cases, a man may be completely unable to urinate and emergency medical attention is required.

An enlarged prostate does not cause prostate cancer or directly affect sexual function.  However, many men experience sexual dysfunction and BPH symptoms at the same time.  This is due to aging and the common medical conditions older men often encounter, including vascular disease and diabetes.  Because these conditions take place with aging, sexual dysfunction tends to be more pronounced in men with BPH.

BPH Complications

BPH is not a form of prostate cancer and does not lead to prostate cancer.  Accordingly, BPH is not life-threatening.  However, as many men know, BPH may be lifestyle-threatening and can cause great discomfort, inconvenience, and awkwardness and complications such as:

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Acute urinary retention, which is a condition that results in a complete inability to urinate. A tube called a catheter may be needed to drain urine from the bladder.

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Chronic urinary retention, which is a partial blockage of urine flow that causes urine to remain in the bladder. In rare cases, this may lead to kidney damage if it goes undiagnosed for too long.

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Urinary tract infection, which can cause pain or burning during urination, foul-smelling urine, or fever and chills.

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Other complications from BPH may include bladder stones or bladder infections.

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Having BPH does not directly affect one’s sexual function. However, it is common for the symptoms of BPH and sexual dysfunction to occur at the same time.

Prevalence of BPH and Market Opportunity

BPH is an age-related disorder the incidence of which increases with maturation of the population. According to urologyhealth.org, by age 60, more than half of men have BPH. By age 85, about 90 percent of men have BPH. As the population continues to age and life expectancy increases, the prevalence of BPH can be expected to continue to increase.

Treatment Alternatives for BPH

Several types of treatments are available for enlarged prostate.  They include medications, surgery and minimally invasive surgery.  The best treatment choice for patients depends on several factors, including how much the symptoms bother them, the size of their prostate, other health conditions the patients may have, their age and preference.  If symptoms are not severe, a patient may decide not to have treatment and wait to see whether their symptoms become more bothersome over time.

Watchful Waiting

When a patient first develops symptoms caused by BPH, physicians generally prescribe drugs as the first treatment option, but usually leave the decision to their patients.  Due to the low success rate, high costs, side effects and complications associated with BPH drug therapies, some patients diagnosed with BPH prefer to be regularly monitored by their doctors, but choose not to begin a drug therapy.  The patients who opt out of therapy fall into a group referred to as “watchful waiting.”  Often, BPH symptom persistence and worsening or an acute urinary event may force the patient to move on to some other form of therapy.

Drug Therapy

Medications are the most common treatment for moderate symptoms of prostate enlargement but if a patient stops taking medicine, the symptoms will usually return.  Medications used to relieve symptoms of enlarged prostate include several types of drugs, such as Alpha-Blockers (such as Flomax®) and Alpha Reductase Inhibitors (such as Proscar®).  Drug therapy costs approximately $1,000 per year or more in the United States, must be maintained for life, and does not offer consistent relief to many BPH patients.    Many of the currently available BPH drugs also have appreciable side effects, such as: headache, fatigue, impotence, dizziness, and low blood pressure.

Surgical Intervention

Two of the primary surgical procedures to treat BPH are transurethral resection of the prostate (“TURP”) and laser procedures.  TURP has traditionally been a common procedure for enlarged prostate for many years. It is a procedure in which the prostatic urethra and surrounding diseased tissue in the prostate are trimmed with a telescopic knife, thereby widening the urethral channel for urine flow.  While the TURP procedure generally has been considered the most effective treatment available for the relief of BPH symptoms, the procedure has its shortcomings.  In the first instance, TURP generally requires from one to three days of post-operative hospitalization. In addition, a substantial percentage, approximately 5-10%, of patients who undergo TURP encounter significant complications, which can include painful urination, infection, impotence, incontinence, and excessive bleeding.  Further, retrograde ejaculation, a condition in which semen released during ejaculation enters the bladder rather than exiting the penis, occurs in up to 90% of patients who undergo a TURP procedure, with a long-term side effect in up to 75% of such patients.

Laser surgeries (also called laser therapies) use high-energy lasers to destroy or remove overgrown prostate tissue.  Options for laser therapy depend on prostate size, the location of the overgrown areas. During prostate laser surgery, a combined visual scope and laser is inserted through the tip of the patient’s penis into the urethra, which is surrounded by the prostate. Using the laser, doctors remove prostate tissue that are squeezing the urethra and blocking urine flow, thus making a new larger tube for urine to pass through. Lasers use concentrated light to generate precise and intense heat. Risks of laser surgery include: temporary difficulty urinating and post treatment catheterization, urinary tract infection, narrowing of the urethra as scars form, retrograde ejaculation, and erection problems.

Accordingly, neither drug therapies nor the surgical alternatives appear to provide fully satisfactory, cost-effective treatment solutions for BPH sufferers.

Our Approach: The Prolieve Thermodilatation System

The Prolieve Thermodilatation System was originally and primarily developed and commercialized by our current management, product development, clinical and regulatory teams.  Such development occurred while such teams were employed at Celsion Corporation from 1997 to 2004, at an estimated cost of $20,000,000.  Further, the development and commercialization occurred under the leadership of Dr. Augustine Cheung, who was Celsion’s president at the time.  Dr. Cheung is currently our chief executive officer.  As discussed above, Celsion sold the Prolieve system, technology and related assets to Boston Scientific Corporation in 2007 for $60 million.

Prolieve is an in-office procedure that minimizes patient discomfort and the need for post-treatment catheterization. In a randomized one-year clinical trial, conducted at 14 centers across the United States, patients undergoing treatment with Prolieve achieved measurably greater improvement in symptoms after three months compared to a control group using a drug, Proscar, which is commonly prescribed to treat BPH condition.  In June 2012, Medifocus reached an agreement with Boston Scientific for the purchase of all of the assets of its Prolieve business, including all Prolieve inventory, the mobile service distribution assets, as well as the intellectual property associated with the Prolieve technology.

The purpose of the Prolieve system is to provide a relatively painless and effective alternative to drug therapy and certain types of surgical procedures to treat the symptoms of BPH.  Prolieve is a minimally invasive treatment option for BPH.  Unlike other microwave-based BPH treatments, Prolieve utilizes both microwave heat, delivered via a catheter, and proprietary balloon compression to both heat the prostate and dilate the prostatic urethra, and to shrink enlarged prostate tissue.  The 45-minute Prolieve treatment is administered on an outpatient basis in a physician’s office and can be done with topical anesthesia only.  We estimate that approximately 100,000 patients have been treated since the FDA PMA was granted.  Many patients treated with Prolieve experience immediate symptom relief.  Based upon a study conducted by Boston Scientific (the “Prolieve Study”), patients treated with the Prolieve system experienced a symptom reduction of 22% three days following treatment.  Furthermore, most patients that undergo the Prolieve treatment do not require post-treatment catheterization.  Based upon the Prolieve Study, 94% of patients that underwent the Prolieve treatment were catheter free immediately following the treatment, and 100% of such patients were catheter free after three days.  Accordingly, we believe that patients that undergo the Prolieve treatment should be able to resume their normal activities shortly after the treatment.

The Prolieve system is comprised of two components. The first component is a freestanding module that contains a microwave generator and computerized controls that regulates and monitors the delivery of heat to the enlarged prostate tissue.  The second component is our proprietary disposable catheter that is attached to the module.  This component contains an internal balloon that is inflated after it is inserted through the urethra to the point of constriction.  Upon inflation of the balloon, the tissue is heated by microwaves delivered via the catheter, resulting in dilation of the urethra.  Our computer system in the module monitors and regulates the heat being applied to ensure maximum safety and efficiency.  The Prolieve system is covered by 45core patents, which were acquired as part of the acquisition of the Prolieve assets from Boston Scientific Corporation in 2012.

The combined effect of this “heat plus compression” therapy is twofold: first, the heat denatures the proteins in the wall of the urethra, causing a stiffening of the opening created by the inflated balloon, forming a biological stent.  Second, the heat serves effectively to kill off prostate cells outside the wall of the urethra, thereby creating sufficient space for the enlarged natural opening. In addition, the Prolieve system’s temperature (46º C to 54º C) is sufficient to kill prostatic cells surrounding the urethra wall, thereby creating space for the enlargement of the urethra opening. However, the relatively low temperature is not sufficient to cause swelling in the urethra.

The Prolieve system is designed with patients’ needs and comfort in mind.  In general, it does not require sedation or post-operative catheterization and provides rapid symptomatic relief from BPH.  BPH patients can be treated using Prolieve in urologic offices in parts the United States. In addition, the Prolieve treatment is also made available to physicians utilizing our mobile service.

Since acquiring the Prolieve assets from Boston Scientific Corporation in July 2012, we have been concentrating our corporate development efforts on developing these assets into a business.  We are focusing on increasing sales from our installed base of systems, from our mobile service, and independent distributors.  We increased the number of persons directly supporting our Prolieve operations from eight in July 2012 to 16 at March 31, 2016. However, we reduced the Prolieve operation staff from 16 at March 31, 2016 to 11 at March 16, 2017 to reduce our operating expenses.  In addition, the Company entered into distribution agreement with seven independent distributors in certain territories in the U.S. and Puerto Rico.

Boston Scientific Corporation had sold approximately 250 Prolieve systems and approximately 80,000 disposable catheter kits in the United States prior to Boston Scientific Corporation’s sale of the Prolieve assets to us in 2012. Our current business strategy is to utilize social media, key opinion leaders, centers of excellence and independent mobile service providers to increase the utility and market presence of Prolieve.   In the U.S. market, we do not intend to actively market the Prolieve system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve systems installed and, increasingly, through independent distributors and our mobile service, which eliminates physicians’ need to purchase, and learn how to operate, the Prolieve system.  However, if U.S. or international customers choose to purchase the Prolieve system itself, we will accommodate their needs to the best of our ability.

We currently have approximately 165 systems that were acquired as part of the Prolieve asset purchase from Boston Scientific Corporation.  We do not currently have an agreement with a manufacturer to produce additional Prolieve systems, although we believe that there are several qualified medical device contract manufacturers, including Sanmina, that are capable of manufacturing the system if our current inventory is depleted.  For the year ended March 31, 2017, 100% of our revenues came from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters.  The disposable catheters are manufactured in Mexico by Lake Region Medical Center, formerly known as Accelent Corporation.  We currently have an agreement with Lake Region Medical Center to supply these catheters, pursuant to which we order the number of catheters we estimate we will need for a 12-month period.  We have no other source of catheters at the present time.  Due to the complicated nature of these kits, as well as FDA manufacturing standards imposed on suppliers, the Company does not believe that an alternate supplier of catheters is readily available.

In addition to the Prolieve technology, the installed base of Prolieve systems and related patents acquired from Boston Scientific Corporation, we also acquired a fleet of 15 vans, each equipped with two Prolieve systems.  Currently we own/lease 12 vans. This mobile fleet allows us to provide Prolieve therapy to patients whose health care providers do not have access to one of our permanently installed systems.  The mobile Prolieve system is identical to the permanently installed systems.

Our mobile Prolieve systems are deployed by our dispatcher and scheduler upon the request of a physician.  Our scheduler then coordinates the timing of the requested appointment with one of our medical technicians. On the day of the appointment, our medical technician arrives at the physician’s office and the Prolieve module is brought into the physician’s office.  Under the physician’s supervision, a catheter is inserted into the urethra to the point of constriction, and the Prolieve treatment is administered by our medical technician under the physician’s supervision. In most cases, the patient’s symptoms are eliminated immediately and normal urination bladder function is restored.

Competition

There are several treatment options for BPH.  The first is traditional surgery, known as trans-urethral resection procedure, or “TURP.”  This surgery requires a hospital stay, sedation, and a post-operative recovery period.  Further, we are aware that Urologix LLC offers minimally invasive, microwave-based, treatment with which we compete.  Unlike the Urologix’ treatment, which solely utilizes heat, our Prolieve therapy combines heat and compression (via the inflated balloon).  According to Medtech Insight, the surgical and minimally invasive treatment market for BPH is approximately $150 million in the U.S.

However, the majority of BPH patients undergoing treatment today choose medical therapy instead of surgery.  Pursuant to such medical therapy, patients take daily doses of medicine to shrink the prostate in order to improve function.  These medicines are known to cause side effects, and must be taken daily to be effective. We believe our Prolieve treatment can be a viable alternative to drug therapy due the demonstrated efficacy and side effect profile

Prescribed medicines for BPH treatment in major industrialized countries is currently believed to be approximately $4 billion annually.  These medicines are manufactured and sold by some of the world’s largest pharmaceutical companies, including Eli Lilly, Glaxo Smith Kline and Merck & Co.  These companies market their drugs to physicians and directly to the public through television, radio, the internet and conventional print media.  With the substantial investment made by these companies in developing, commercializing and marketing these drugs, and the size of the BPH treatment market, these companies represent a significant competitive threat to our Prolieve therapy, and to our company. We are also aware that non-prescription herbal supplements promoted to relieve BPH symptoms are being aggressively marketed to the public; these products also compete with Prolieve.

2.

Adaptive Phased Array Technology (APA 1000)

Our second product, APA 1000, which is a minimally invasive breast cancer treatment, is developed, but has not been cleared by the FDA for commercial use. Both Phase I and Phase II clinical trials were completed by Celsion, establishing the system’s safety and efficacy on a limited scale.  We have begun pivotal Phase III clinical trials, but have proceeded slowly in such trials because of insufficient funds.  We are planning to complete the pivotal Phase III clinical trial of APA 1000 when we obtain adequate funding to do so.  The Phase III clinical trial is designed to demonstrate that the combination of focused heat and neo-adjuvant chemotherapy could shrink the size of the tumor 40% more over using chemotherapy alone.  In the Phase II clinical trial, a 50% increase in tumor size reduction using focused heat and neo-adjuvant chemotherapy was observed over using chemotherapy alone.  In the Phase II trial, two heat treatments were applied while in the Phase III trial, three heat treatments are applied.   We believe that, if the Phase III trial is successful, it will show that the combination of focused heat and neo-adjuvant chemotherapy could downsize a cancer tumor enough to allow a surgeon to perform a lumpectomy rather than a mastectomy, thereby preserving the affected breast.

The APA 1000 system delivers heat precisely to breast tumors.  While using heat to kill cancerous tumors has been considered effective for many years, heat therapy has not become a part of standard treatment for cancer because of the inability to safely apply it to tumors without damaging healthy tissue.  When treating cancer, physicians seek to minimize damage to healthy tissue.  It is our belief that the APA 1000 system precisely focuses microwave heat on diseased tissue, sparing adjacent tissue.   Precision is achieved through the utilization of “Star Wars” technology that we have exclusively licensed from MIT and have adapted for medical use in our APA 1000 system.

Adaptive Phased Array Technology Illustration

Our microwave control technology known as “Adaptive Phased Array,” or “APA.”, was originally developed at Massachusetts Institute of Technology (“MIT”) for the U.S. Department of Defense. This technology permits properly designed microwave devices to focus and concentrate energy targeted at diseased tissue areas deep within the body and to heat them selectively, without adverse impact on surrounding healthy tissue. In the treatment of breast cancer, the APA technology applies the same principal used in MIT’s “Star Wars” program of detecting missiles.

In the treatment of breast cancer, the APA technology applies the same principal used in MIT’s “Star Wars” program of detecting missiles.

APA 1000 Breast Cancer Treatment Illustration

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An RF needle probe inserted at tumor center provides feedback signal to focus microwave energy at tumor center to induce shrinkage without harming surrounding tissue.

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Focused microwave energy (43-44°C) combined with chemotherapy achieves an average of 88% tumor size reduction in Phase II clinical trials.

Treatment with APA 1000 may accomplish several objectives. First, we believe that it destroys many cancer cells, and substantially shrinks cancerous cells that are not destroyed.  If tumors are shrunk small enough, a patient may not need to have the entire breast removed.  Second, we believe that the application of APA 1000 heat therapy boosts the effectiveness of subsequent chemotherapy and radiation therapy.

There can be no assurance that we will complete the pivotal Phase III clinical trial, or that the FDA will approve of the APA 1000 for sale in the United States.  Even if the APA 1000 successfully completes the pivotal Phase III clinical trial and the FDA permits us to sell this system, there can be no assurance that it will be adopted by health care industry.

As stated earlier, we are progressing at a very slow pace through Phase III clinical trials due to lack of funding, and are currently focusing our corporate activities and resources on expanding our Prolieve operations.  We estimate that the cost of completing Phase III clinical trials will be approximately $7,500,000. Subject to obtaining financing, we may resume of the pivotal Phase III trial in the future. We previously negotiated arrangements with physicians and medical centers in the United States and Canada to conduct this trial.  Because the pace of the trial has been slow, we have closed the clinical site in Canada.  There can be no assurance that the remaining site in the U.S. will be interested in continuing the study trials. If it is not, we would then need to make alternative arrangements, of which there can be no assurance.

5.

Going Concern

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.  Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of July 28, 2017.  Based on the following, management believes that it is probable that management will be unable to meet its obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development and financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue in the near future as it continues its Prolieve sales and marketing activities. Due to continued operating losses, there is substantial doubt regarding the Company's ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in default of the terms of the debentures.

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company is reducing costs of operations, as the Company is eliminating certain positions that do not hold value to the Company.

The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

6.

Results of Operations

Comparison of Three Months Ended June 30, 2017 and 2016

The table below summarizes our results of operations for the three months ended June 30, 2017 and 2016:

	Three months ended June 30,
	2017	2016
Sales
Products	$ 340,950	$ 415,519
Services	368,000	771,336
Total Sales	708,950	1,186,855
Costs of Sales
Products	187,790	197,076
Services	245976	518,673
Total Costs of Sales	433,766	715,749
Gross Profit	275,184	471,106
Operating Expenses
Research and development	47,553	98,458
Sales and marketing	9,426	14,728
General and administrative	345,065	530,027
Total Operating Expenses	402,044	643,213
Loss from Operations	(126,860)	(172,107)
Other Income (Expense)
Interest and discount accretion	(203,798)	(378,757)
Loss from change in fair value of contingent consideration	(20,189))	(37,550)
Gain on recovery of HST receivable	31,891	-
Other income (expense)	(3,824)	(5,661)
Total Other Income (Expense)	(195,920)	(421,968)
Net Loss	$ (322,780)	$ (594,075)
Net Loss per share basic and diluted	$ (0.00)	$ (0.00)

Sales

The Company’s revenue from the sale of its Prolieve products and services decreased from $1,186,855 for the three months ended June 30, 2016 to $708,950 for the three months ended June 30, 2017. Product sales during the quarters ended June 30, 2017 and June 30, 2016 consisted solely of single-use catheters.  The decrease of total sales for the quarter ended June 30, 2017 is primary due to the decrease in both direct product sales and mobile service sales provided by the Company’s own mobile service, as the company eliminated mobile services in areas where there was low demand and ultimately not profitable. The emerging of other BPH treatment options have also affected our business negatively.

Costs of Goods Sold, Costs of Services and Gross Profit

The costs of sales for products primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our Prolieve intellectual property, warranty costs, warehousing costs, freight and handling charges.  Costs of sales for services consist primarily of the costs to provide mobile services to our patients, including depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Costs of goods sold as a percentage of product sales was 55% for the three months ended June 30, 2017 as compared to 40% for the three months ended June 30, 2016, and costs of services as a percentage of services sales was 67% for the three months ended June 30, 2017, unchanged as compared to the three months ended June 30, 2016.  The total gross profit decreased to $275,184 for the three months ended June 30, 2017 from $471,106 for the three months ended June 30, 2016, as a result of the decline in revenue.

Net Loss

Our loss from operation for the quarter ended June 30, 2017 was $126,860, a decrease of $45,247, or 26%, from the same quarter in 2016. Our net loss of $322,780 for the quarter ended June 30, 2017 decreased 46% from our net loss of $594,075 for the same period in 2016. The decrease in our loss is primarily due to the decrease in our general and administration expenses, and research and development expenses for the three months ended June 30, 2017 as compared to the same period in 2016.

Research and Development Expenses

For the three months ended June 30, 2017, the Company incurred research and development expenses of $47,553, a decrease from the $98,458 for the same period in 2016. The decreased costs are directly related to our decision to suspend the redesign of the Prolieve system.  Research and development expenses for both periods include costs for Prolieve post-marketing study and other R&D expenses.

Sales and Marketing Expenses

Sales and marketing expenses primarily include Prolieve promotion costs, such as trade shows, costs of  travel, and other direct marketing expenses for Prolieve and other business promotion costs.

Sales and marketing expenses for the three months ended June 30, 2017 were $9,426, a decrease of 36% from the $14,728 for three months ended June 30, 2016.  The decrease is primarily the result of the restructuring of the Prolieve business in the Company's efforts to reduce costs scaling back marketing activities and travel expenses. The Company plans to utilize social media, direct mailing, and independent distributors to sustain and grow its Prolieve business.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2017 decreased 35% to $345,065, from $530,027 for three month ended June 30, 2016. The decrease is primarily due to the reductions in director fees, administrative salaries and related benefits and other expenses as the company continues to operate more efficiently.

Other Income (Expense)

Other income (expense) primarily consists of interest and accretion expense, losses from change in the fair value of the contingent consideration.  Total other income (expense) of ($195,920) for the three months ended June 30, 2015 reflects a decrease from our total other income (expense) of ($421,968) for three months ended June 30, 2016, largely due to the elimination of the debt discount interest and deferred fees related to the convertible debt that was fully amortized in fiscal year 2017 offset by an increase in interest expense.

7.

Business Acquisition

On July 24, 2012 the Company purchased from Boston Scientific Corporation all of the assets, and assumed certain liabilities, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash	$2,535,610
Fair value of contingent consideration	1,126,505
Total consideration	$3,662,115

The maximum amount payable pursuant to the terms of the contingent consideration is $2.5 million. The fair value was determined by calculating its present value based on its payment terms using an interest rate of 24% (the Company’s estimated unsecured borrowing rate). The contingent consideration is paid quarterly at a rate of 10% of sales of Prolieve products. The fair value of the contingent consideration is adjusted for changes in the estimated future payments with the adjustment being reflected in profit or loss.

The Company accounted for its acquisition of Prolieve by recording all tangible assets and intangible assets acquired, and liabilities assumed, at their respective fair values on the acquisition date. The fair value assigned to identifiable intangible assets acquired was determined using a cost approach and was based on the Company’s best estimates; this intangible asset is being amortized on a straight-line basis over its estimated useful life of ten years.

The following summarizes the fair value of the assets acquired assumed in the transaction:

Inventory	$463,338
Equipment	736,662
Intangible assets	2,462,115
Total consideration	$3,662,115

8.

Medifocus Holding Joint Venture

On  November 8, 2013, we entered into an agreement with Ideal Concept Group Limited (“Ideal Concept”) to develop our Prolieve business and APA technology in a geographic area referred to as “Asia Pacific” in the agreement (the “JV Agreement”).  The countries comprising of Asia Pacific are not specified in the JV Agreement.  Pursuant to the JV Agreement, Medifocus and Ideal Concept agreed to capitalize a company, Medifocus Holding Limited (“Medifocus Holding”), to develop this business.  Medifocus Holding was incorporated in the British Virgin Islands on June 28, 2012.

The JV Agreement states that, at the outset, Ideal Concept will own 60% of Medifocus Holding and we will own 40%.  Through March 31, 2015, Medifocus Inc. has made total contributions to Medifocus Holding of approximately $214,735 in cash and Prolieve equipment. In addition to capital contributions, the shareholders are obligated to provide loans to the JV of up to HKD 4,000,000 (or approximately $520,000).  Ideal Concept previously agreed, through November 8, 2014, to loan us the funds necessary to satisfy our portion of the required shareholder contributions to Medifocus Holding.  Such loan would bear interest at 6% per year and be secured by our ownership interest in Medifocus Holding.  No such loans were made to us by Ideal Concept and we did not make any further investments or loans in the joint venture.  Pursuant to the terms of our joint venture, our equity ownership in Medifocus Holdings LLC had been reduced over the last two years and was eventually bought out by Ideal Concept in March 2016.

Pursuant to the terms of the JV Agreement and a License and Distribution Agreement dated as of November 8, 2013, Medifocus Holding will engage in clinical testing, and obtaining approval from China Food and Drug Administration of the People’s Republic of China (“CFDA”) for all products relating to Prolieve and the APA technology.  Medifocus Holding has been in communication with the CFDA and continues to evaluate the regulatory requirements for commercialization of Prolieve in China.  There is no assurance that the CFDA will approve Prolieve for commercialization in China.  Additionally, Medifocus Holding has been in discussions with several hospitals in China regarding conducting clinical testing.  As of the date of this annual report, no clinical testing has begun in China.  During fiscal 2016, Medifocus Holding entered into a distribution agreement with a South Korea-based distributor to market Prolieve in South Korea, subject to regulatory approvals from the South Korean government.

Medifocus Holding is required to pay us a royalty of 5% of the first $10,000,000 in sales of the catheter kits and control units utilized in the Prolieve business.  After $10,000,000 in sales has been reached, the royalty decreases to 3%.  For all other products we develop, Medifocus Holding is required to pay us a royalty of 7.5% on net sales of such products.

9.

Liquidity and capital resources

The Company’s primary cash requirements are to fund operations, including research and development programs and collaborations, and to support general and administrative activities. The Company's future capital requirements will depend on many factors, including, but not limited to:

•

sales of the Company’s Prolieve products and services;

•

pricing and payment terms with customers;

•

costs of the disposable catheter kits and payment terms with suppliers; and

•

capital expenditures and equipment purchases to support product launches

In December 2013, the Company raised gross proceeds of $3.6 million from the sale of convertible redeemable promissory notes and warrants (the “Units”).  Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share.  The net proceeds from the offering is to be used for Prolieve operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.

In a second closing in March 2014, the Company issued 200 additional Units to the investors, receiving gross proceeds of $2,000,000. The additional notes are convertible into 8,000,000 shares of common stock.  Each warrant entitles the holder to acquire 20,000 common shares (for a total of 4,000,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016. The warrants were classified as equity and were recorded as additional paid in capital at their estimated fair value of $572,999.

Our $0.43 million unsecured promissory note made to a lender in July 2012 (included in our contractual obligations table on page 42) and the accrued but unpaid interest of $CAD 0.2 million as of December 31, 2013, was originally due October 23, 2013.  The lender has extended the due date of this promissory note to June 30, 2014 and we are currently in discussion with the lender to negotiate a payment plan for this note.  Subsequent to March 31, 2015 we have made no principal and interest payments to the lender and are currently in negotiations with the lender regarding the extension of the due date.  If such negotiations fail, the lender may declare all amounts due and payable immediately.  The lender would not have a right to seize any of the Company’s assets because the promissory note is unsecured.  Further, if the lender were to retain counsel or initiate litigation to enforce its rights and interests under the promissory note, the Company would be required to pay all reasonable costs and expenses of the lender.

In the fiscal year ending March 31, 2015, the Company raised approximately $1.6 million from the sale of Units.  Each Unit was priced at $0.16 and consists of one Share, and a detachable stock purchase warrant to purchase one Share at $0.25 per share.

The company also received funds prior to March 31, 2015 for common shares in the amount of $1,705,000 for future shares to be issued.  On May 12, 2015, the company issued 38,750,000 common shares at a price of $0.044 per common share for gross proceeds of $ 1,705,000 as part of this transaction.

For the fiscal year ending March 31, 2016, the Company received gross proceeds of $775,000 from the sale of common stock and warrants (the “Units”).  Each Unit was priced at $10,000 and consists of 200,000 Shares, and a detachable stock purchase warrant to purchase 100,000 Shares at $0.10 per share.

In the quarter ended June 30, 2016, the Company obtained a loan of $200,000 from a lender at a monthly interest rate of 1.25%. The loan was secured with all the intellectual property and proprietary rights related to the Prolieve system.  Subsequently, in August 2016, the Company obtained an additional $200,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve system.

The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service.  The Company’s receivables have increased significantly since its acquisition of Prolieve in July 2012 as a result of increasing sales of Prolieve products and services.  Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts.  Receivables are written off when it is determined that amounts are uncollectible. The Company established an allowance for doubtful accounts of approximately $82,091 as of June 30, 2016,

Our cash and cash equivalents of approximately $191,884 on hand at June 30, 2016 are not sufficient to fund operations through June 30, 2017. We estimate that the external funding requirement for the next 12 months will be at least $1.5 million to maintain the Prolieve business in the U.S. and the essential corporate activities. We will suspend the APA 1000’s Phase III clinical trials and the research and development activities in the heat-activated immunotherapy business unless we could secure funding specifically allocated for such purposes.  If we are not able to raise additional capital, we will need to take certain measures to further reduce our operating costs, including reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan to spend to operate our Prolieve business.  As such, we would not be able to achieve the growth of the Prolieve business, complete the development, testing and commercialization of our product candidates.   If adequate funding is not available, the Company will delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. The Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations.

We do not have any committed sources of financing and cannot give assurance that alternate funding will be available in a timely manner, on acceptable terms or at all. We may need to pursue dilutive equity financings, such as the issuance of shares of common stock, convertible debt or other equity-linked securities, which financings could dilute the percentage ownership of our current common stockholders and could significantly lower the market value of our common stock.

Net Cash Provided by Operations

Net cash provided in operating activities was $36,828 for the three months ended June 30, 2017 compared to net cash of $122,404 used during the three months ended June 30, 2016. The reduction in the use of cash of approximately $159,232 is primarily due to the Company’s restructuring of Prolieve operations which reduced the company’s sales and marketing costs, along with the Company’s ability to cut general and administrative costs.

Net Cash Provided by/Used in Investing Activities

Net cash used in investing activities for the three months ended June 30, 2017 was $3,000.    There were no investing transactions in the same period in 2016.

Net Cash Used in Financing Activities

Net cash increased by financing activities was $200,000 for the three months ended June 30, 2016, compared to $0 for the three months ended June 30, 2017 as the Company obtained a $200,000 loan from a lender during the three months ended June 30, 2016.

10.

Risk Factors

An investment in shares of our common stock (which we refer to as the “Shares”) involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this annual report under the sections entitled “Item 4.  Information on the Company” before deciding whether to invest in our shares.  The following is a summary of the risk factors that we believe are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause the price of our common stock to decline, and investors may lose all or part of their investment. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.  The risks and uncertainties described below and in the incorporated documents are not the only risks and uncertainties that we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.  If any of these risks actually occurs, our business, financial condition and results of operations would suffer.  The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.  See “Special Note Regarding Forward-Looking Statements” at the beginning of Part I of this annual report.  Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

We have a history of significant losses and expect to continue such losses for the foreseeable future.

Since our inception in 2005, our expenses have substantially exceeded our revenues, resulting in continuing losses and an accumulated deficit of $33,431,581 at March 31, 2017.  In addition, our net loss for the year ended March 31, 2017 was $1,569,717.  Such operating losses are the result of limited revenues from our Prolieve sales not being sufficient to offset the expenses associated with the Prolieve operation and other corporate expenses. We may continue to experience operating losses unless and until we generate significant revenue from Prolieve, as well as the development of other new products and these products have been clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized.

We may not be able to generate significant revenue for the foreseeable future.

Prior to July 2012, we devoted our resources to maintaining and developing the APA 1000. We will not be able to market the APA 1000 until we have completed clinical testing and obtained all necessary governmental approvals.  On July 26, 2012, we acquired from Boston Scientific Corporation the Prolieve Thermodilatation system business for the treatment of BPH and, since that time, we had assembled a sales and service team to market the Prolieve system. Due to our cost reduction measures implemented since March 2016, we currently do not have a dedicated sales team to market Prolieve.  Our current revenue is primarily derived from sales of our single-use treatment catheters, treatments delivered through our mobile service and limited sales of Prolieve consoles. Our lack of product diversification means that we may be negatively affected by changes in market conditions and in regulation (including regulation affecting reimbursement for our products).  In addition, at the present time our APA 1000 system is still in clinical testing stage and cannot be marketed until we have completed clinical testing and obtained necessary governmental approval.  Accordingly, our revenue sources are, and will remain extremely limited until and unless our Prolieve system is marketed successfully and/or until our other new products are clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized. We cannot guarantee that our products will be successfully tested, approved by the FDA or other regulatory authorities, or commercialized, successfully or otherwise, at any time in the foreseeable future, if at all.

Our future may depend on our ability to obtain additional financing. If we do not obtain such financing, we may have to cease our operations and investors could lose their entire investment.

We have yet to operate profitably or generate positive cash flows from operations, and there is no assurance that we will operate profitably or will generate positive cash flow in the future. As a result, we have very limited funds, and such funds may not be adequate to take advantage of current, planned and unanticipated business opportunities. Even if our funds prove to be sufficient to pursue current, planned and unanticipated business opportunities, we may not have enough capital to fully develop such opportunities. As of March 31, 2017, our total liabilities exceeded our tangible assets by $9,684,967.

Further, our capital requirements relating to the manufacturing and marketing of our products have been, and will continue to be, significant. We are dependent on the proceeds of future financing in order to continue in business and to develop and commercialize proposed products. There can be no assurance that we will be able to raise the additional capital resources necessary to permit us to pursue our business plan. Finally, the continued growth of our business may require additional funding from time to time to be used by us for general corporate purposes, such as acquisitions, investments, repayment of debt, capital expenditures, repurchase of capital stock and additional purposes identified by the Company.

Accordingly, our ultimate success may depend upon our ability to raise additional capital. There can be no assurance that any additional financing will be available to us. As additional capital is needed, we may not be able to obtain additional equity or debt financing. Even if financing is available, it may not be available on terms that are favorable or acceptable to us, or in sufficient amounts to satisfy our requirements. Any inability to obtain additional financing will likely have a material adverse effect on our business operations, and could result in the loss of your entire investment.

Our independent registered public accountants have expressed substantial doubt regarding our ability to continue as a going concern.

Our auditors have expressed their opinion that there is substantial doubt about the Company’s ability to continue as a going concern.  Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.  Our ability to continue as a going concern is dependent upon our ability to successfully raise adequate additional financing and our ability to successfully develop our sales and marketing programs and commence our planned operations.  We cannot assure you that we will be able to obtain additional financing or achieve profitability in our operations. Our failure to obtain additional financing or achieve profitability in our operations could require the Company to liquidate our business interests, and could result in the loss of your entire investment.

The loss of certain of our key personnel, or any inability to attract and retain additional personnel, could negatively affect our business.

Our future success depends to a significant extent on the continued service of certain key employees who have been intimately involved with, and primarily responsible for, the invention, development and commercialization efforts for our technology and products. The loss of services of those key employees could adversely affect our business and our ability to implement our business plan.

Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel to assist us with product development, commercialization and other facets of our business plan. If we fail to hire and retain a sufficient number of qualified individuals to fully meet the needs of the business of the Company, it may have an adverse effect on our business and results of operations.

One of our shareholders owns a significant percentage of our Shares and could exert significant influence over matters requiring shareholder approval.

Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company's outstanding common stock and    exercisable warrants to purchase an additional 1,562,500 Shares. If Mr. Yam chooses to exercise all these warrants, he will control 14.45% of our Common Stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 7,400,000 Shares. The notes are past due. If Mr. Yam chooses to convert the note to Shares and to exercise all his warrants, he will effectively control 17.71% of our outstanding shares. As a result, Mr. Yam may have considerable influence over our management, our decision-making process, our business strategy and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Mr. Yam’s interests may differ from those of other shareholders of the Company, and, Mr. Yam will have the ability to exercise influence over our business and may take actions that are not in our or our public shareholders’ best interests.  Furthermore, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

Our internal sales and marketing capability is limited and we may need to enter into alliances with others possessing such capabilities to commercialize our products internationally.

Currently our primary source of revenue is through the sales of disposable catheter treatment kits and mobile services in the U.S., as well as limited number of Prolieve consoles to our distributor in Asia. We are dependent upon our limited sales and marketing capability for the successful marketing of our Prolieve system.  There can be no assurance that we will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our Prolieve system.

We intend to market our other products, if and when such products are approved for commercialization by the FDA or other regulatory authorities, either directly or through other strategic alliances and distribution arrangements with third parties. There can be no assurance that we will be able to enter into third-party marketing or distribution arrangements on advantageous terms or at all. To the extent that we do enter into such arrangements, we will be dependent on our marketing and distribution partners. In entering into third-party marketing or distribution arrangements, we expect to incur significant additional expense. There can be no assurance that, to the extent that we sell products directly or we enter into any commercialization arrangements with third parties, such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our products and services.

We do not manufacture the Prolieve system ourselves, and rely on a third-party supplier to supply us with the proprietary disposable catheters used with our Prolieve system.

The Prolieve systems we currently have in inventory were manufactured by Sanmina Corporation for Boston Scientific Corporation prior to our acquisition of the Prolieve assets, and we do not currently have an agreement with Sanmina for the production of additional Prolieve systems. Accordingly, if our current inventory becomes insufficient to meet the business growth in both the U.S. and international markets, we will have to engage Sanmina Corporation, or another manufacturer, to produce such additional systems. Further, the proprietary disposable catheter kits used with the Prolieve system are manufactured by Lake Regional Medical Center (formerly Accellent Inc.) in its facility in Mexico. Due to the complexity of these catheter kits, as well as FDA standards applicable to manufacturers of such kits, the Company has not identified an alternative supplier for these catheter kits. If, for any reason, we are unable to obtain new Prolieve systems manufactured by Sanmina Corporation, or we are no longer able to purchase the catheter kits from Lake Regional Medical Center in sufficient amounts, on an as-needed basis and on acceptable terms, or if either manufacturer becomes unable or unwilling to continue to supply us with new Prolieve systems and disposable catheter kits, it would have a material adverse effect on our business and operations. There can be no assurance that we could find new manufacturers to fulfill our needs, that any such manufacturer would be FDA approved, or that such manufacturers would be willing to provide us with the required products under commercially acceptable terms. If we are unable to find additional manufacturers and suppliers and it results in a disruption to our business, there would be a material adverse effect on our business and results of operations.

The slow pace of our APA 1000 Breast Cancer System’s Phase III clinical trials could result in additional delays and increased costs of completing the trials in the future.

Our focus now is attaining profitability for our Prolieve business. Accordingly, we have allocated most of our resources to this goal, compounding this with the lack of funding, the progress of the pivotal Phase III clinical trials of our APA 1000 breast cancer treatment system has been very slow. We estimate that the Phase III clinical trials will cost approximately $7,500,000. We currently do not have the financing in place to complete these trials. There can be no assurance that such financings will be available at all, or on terms favorable to us. Further, there can be no assurance as to when, or even if, we will succeed in making Prolieve profitable. Our inability to do so may make it more difficult for us to raise funds for the pivotal Phase III clinical trial of the APA 1000. If we are able achieve profitable Prolieve operations, there can be no assurance that we will be able to generate enough funds from the Prolieve business to finance the pivotal Phase III clinical trial. Furthermore, we cannot predict the effect of the slow pace of the pivotal Phase III trial could have on the costs and other critical aspects of the Phase III clinical trial. There is the risk that this uncertainty could negatively impact our business plans, and our ability to raise additional funds for further development of our APA 1000 business.

We may not receive regulatory approval from the U.S. Food and Drug Administration (“FDA”) to market the APA 1000.

Drugs and medical devices in the United States are regulated by the FDA, which requires that new medicines and medical devices be demonstrated to be both safe and effective. This is accomplished by conducting staged clinical trials that are subject to the FDA’s review, analysis and approval. While the Phase I and Phase II clinical trials for APA 1000 have been completed, and we received approval from the FDA and Health Canada to begin the pivotal Phase III clinical trials, as of today, a very limited number of patients out of a planned 238-person trial in the pivotal Phase III clinical trial, have been treated with APA 1000. There can be no assurance that our Phase III clinical trial will be completed, and if it is completed, that it will demonstrate APA 1000’s safety and efficacy, and that we will subsequently receive the FDA’s approval for us to commence marketing. If we complete the pivotal Phase III clinical trial and receive FDA approval to market APA 1000, there can be no assurance that APA 1000 will be adopted for use by the healthcare industry, and that this business will be profitable.

We may not succeed in developing a meaningful market share of the benign prostatic hyperplasia (“BPH”) treatment markets with Prolieve, and our Prolieve business may not become profitable.

The BPH market is highly competitive, and is presently dominated by large, international pharmaceutical companies that promote the use of proprietary drugs to treat this condition. These companies, which include, Eli Lilly, Glaxo Smith Kline, Merck & Co., and others, aggressively market their drugs to primary care physicians, and to consumers through television, print, digital and other media. Because the market for BPH treatment is large and growing, and the manufacturers of these medications have made substantial investments in their development and marketing, we expect them to vigorously defend their market positions. In addition, we face intense competition from surgical and other minimally invasive treatment modalities. Because our financial, marketing and sales resources are much smaller than those of the pharmaceutical companies, we are at significant competitive disadvantage, which will make it difficult for us to substantially expand our Prolieve business.

Recent or future health care reform laws in the U.S. could have a negative impact on our business.

Our business, financial condition, results of operations and cash flows could be significantly and adversely affected by recent or future healthcare reform legislation. We cannot predict what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could have a material adverse effect our business and results of operations.

Our APA 1000 system and future products utilizing the adaptive phased array technology depend on the license agreement with MIT, and our immunotherapy and gene therapy development and commercialization efforts utilizing the heat-activated gene technology depend on the license agreement with Duke University to permit us to use patented technologies.

Our success depends, in substantial part, on our ability to maintain our rights under license agreements that grant us the rights to use patented technologies. We have entered into a license agreement with MIT under which we have exclusive rights to commercialize medical treatment products and procedures based on MIT’s Adaptive Phased Array technology. The MIT license agreement contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet by certain deadlines. In October 2015, the Company entered into an exclusive license agreement with Duke University regarding heat-activated and tumor-targeted immunotherapy and gene therapy. The license agreement with Duke University pertains to the patent rights of a Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases.  The Duke license agreement also contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet. If we breach these or other provisions of the license agreements, we could lose our ability to use the subject technologies   and it could have a material adverse effect on our business.

Further, we cannot guarantee that any patent or other technology rights licensed to us by others will not be challenged or circumvented successfully by third parties, or that the rights granted will provide adequate protection. We are aware of published patent applications and issued patents belonging to others, and it is not clear whether any of these patents or applications, or other patent applications of which we may not have any knowledge, will require us to alter any of our potential products or processes, pay licensing fees to others or cease certain activities. Litigation, which could result in substantial costs, may also be necessary to enforce any patents issued to or licensed by us or to determine the scope and validity of others’ claimed proprietary rights. We also rely on trade secrets and confidential information that we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees, and consultants. We cannot guarantee that these agreements will not be breached, that, even if not breached, that they are adequate to protect our trade secrets, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to, or will not be discovered independently by, competitors.

We may not be able to protect the intellectual property that is integral to our business, or we may be subject to claims of intellectual property infringement by third parties, either of which could have a material adverse effect on our business.

Much of our potential success and value lies in our ownership and use of intellectual property.  Our inability or failure to protect our intellectual property may negatively affect our business and value.  Our ability to compete effectively is dependent in large part upon the maintenance and protection of the intellectual property we own and licenses from MIT.  We will rely on patents, trademarks, trade secret and copyright law, as well as confidentiality procedures to establish and protect our intellectual property rights.  It may be possible for a third party to copy or otherwise obtain and use the proprietary technology presently owned by or licensed to us without authorization.  Policing unauthorized use of our intellectual property is difficult.  The steps we take may not prevent misappropriation of our intellectual property, and the agreements we enter may not be enforceable.  In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside the United States.  Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others.  Such litigation could cause us to incur substantial costs and divert resources away from our business, which in turn could have a material adverse effect on our business, results of operations, financial condition and profitability.

We may be subject to damaging and disruptive intellectual property litigation.

Although we are not currently aware that our products or services infringe any published patents or registered trademarks, we may be subject to infringement claims in the future.  Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our business.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block us from providing its products and services in the United States and other jurisdictions and could cause us to pay substantial damages.  In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide products or services, any of which could harm our business.

Our business is subject to numerous and evolving state, federal and foreign regulations and we may not be able to secure the government approvals needed to develop and market our products.

Our research and development activities, pre-clinical tests and clinical trials, and ultimately the manufacturing, marketing and labeling of our products, are all subject to extensive regulation by the FDA and foreign regulatory agencies.  Pre-clinical testing and clinical trial requirements and the regulatory approval process typically take years and require the expenditure of substantial resources.  Further, additional government regulation may be established that could prevent or delay regulatory approval of our product candidates.  Delays or rejections in obtaining regulatory approvals would adversely affect our ability to commercialize any product candidates and our ability to generate product revenues or royalties.

The FDA and foreign regulatory agencies require that the safety and efficacy of product candidates be supported through adequate and well-controlled clinical trials. If the results of pivotal clinical trials do not establish the safety and efficacy of our product candidates to the satisfaction of the FDA and other foreign regulatory agencies, we will not receive the approvals necessary to market such product candidates.

Even if regulatory approval of a product candidate is granted, the approval may include significant limitations on the indicated uses for which the product may be marketed. In addition, we are subject to inspections and regulations by the FDA. Medical devices must also continue to comply with the FDA’s Quality System Regulation, or QSR. Compliance with such regulations requires significant expenditures of time and effort to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

We are subject to the periodic inspection of our clinical trials, facilities, procedures and operations and/or the testing of our products by the FDA to determine whether our systems and processes are in compliance with FDA regulations. Following such inspections, the FDA may issue notices on Form 483 and warning letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued after an FDA inspection and lists conditions the FDA inspectors believe may violate FDA regulations. FDA guidelines specify that a warning letter is issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of product applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted product approvals. Although we have internal compliance programs, if these programs do not meet regulatory agency standards or if our compliance is deemed deficient in any significant way, it could have a material adverse effect on the Company.

We are also subject to record keeping and reporting regulations, including FDA’s mandatory Medical Device Reporting, or MDR, regulation. Labeling and promotional activities are regulated by the FDA and, in certain instances, by the Federal Trade Commission.

Many states in which we do or in the future may do business or in which our products may be sold impose licensing, labeling or certification requirements that are in addition to those imposed by the FDA. There can be no assurance that one or more states will not impose regulations or requirements that have a material adverse effect on our ability to sell our products.

In many of the foreign countries in which we may do business or in which our products may be sold, we will be subject to regulation by national governments and supranational agencies as well as by local agencies affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. There can be no assurance that one or more countries or agencies will not impose regulations or requirements that could have a material adverse effect on our ability to sell our products.

Failure to comply with applicable regulatory requirements, can result in, among other things, warning letters, fines, injunctions and other equitable remedies, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant approvals, pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of the Company and its employees, all of which would have a material adverse effect on our business.

The success of our products may be harmed if the government, private health insurers and other third-party payors do not provide sufficient coverage or reimbursement.

Our current and future revenues are subject to uncertainties regarding health care reimbursement and reform.  Our ability to commercialize our new cancer treatment system successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors.  The reimbursement status of newly approved medical products is subject to significant uncertainty.  We cannot guarantee that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for us to realize an appropriate return on our investment in developing new therapies.  Government, private health insurers, and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA.  Accordingly, even if coverage and reimbursement are provided by government, private health insurers, and third-party payors for uses of our products, market acceptance of these products would be adversely affected if the reimbursement available proves to be unprofitable for health care providers.  We may be unable to sell our products on a profitable basis if third-party payers deny coverage, or provide low reimbursement rates.

Our products may not achieve sufficient acceptance by the medical community to sustain our business.

Although we have received a PMA from the FDA for our Prolieve system for the treatment of BPH, we can offer no assurance that the Prolieve system will be accepted by the medical community widely. Our breast cancer treatment development project using the APA technology is currently in Phase III clinical trials. It may prove not to be effective in practice. If testing and clinical practice do not confirm the safety and efficacy of our systems or, even if further testing and practice produce positive results but the medical community does not view these new forms of treatment as effective and desirable, our efforts to market our new products may fail, with material adverse consequences to our business.

We face intense competition and the failure to compete effectively could adversely affect our ability to develop and market our products.

There are many companies and other institutions engaged in research and development of various technologies, both for prostate disease and cancer treatment products that seek treatment outcomes similar to those that we are pursuing.  We believe that the level of interest by others in investigating the potential of possible competitive treatments and alternative technologies will continue and may increase.  Potential competitors engaged in all areas of BPH and cancer treatment research in the United States and other countries include, among others, major pharmaceutical, specialized technology companies, and universities and other research institutions.  Most of our competitors and potential competitors have substantially greater financial, technical, human and other resources, and may also have far greater experience, than do we, both in pre-clinical testing and human clinical trials of new products and in obtaining FDA and other regulatory approvals.  One or more of these companies or institutions could succeed in developing products or other technologies that are more effective than the products and technologies that we have been or are developing, or which would render our technology and products obsolete and non-competitive.  Furthermore, if we are permitted to commence commercial sales of any of our products, we will also be competing, with respect to manufacturing efficiency and marketing, with companies having substantially greater resources and experience in these areas.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage and the value of our assets.

We currently carry product liability insurance in the amount of $5,000,000 per occurrence, which may be inadequate to satisfy liabilities we may incur.  Any claim brought against us, regardless of its merit, could result in the increase of our product liability insurance rates or our inability to obtain future coverage on acceptable terms, or at all.  In addition, if our product liability coverage is inadequate to pay a damage award, we would have to pay any shortfall out of our assets, which may be insufficient, or by securing additional funds, of which there can be no assurance.  Even a meritless or unsuccessful product liability claim made against us could harm our reputation, cause us to incur significant legal fees and result in the diversion of management’s attention from managing our business.  Any of these occurrences or events would have a material adverse effect on our business.

Our Relationship with Medifocus Holdings Ltd. could cause us to effectively transfer rights to our technology in major markets in Asia, and to lose rights to sell and market our products in Asia.

In 2013 we entered into a License and Distribution Agreement with Medifocus Holdings Ltd. for the distribution of Prolieve and other future products in Asia.  Medifocus Holdings Ltd. is subject to a variety of risks including, without limitation, obtaining adequate financing to operate the business, recruiting management with expertise to market, promote, and produce products and having the capability of obtaining required regulatory approvals from various foreign governments in order sell products.  Our right to receive royalties from the sale of products by Medifocus Holdings Ltd. will prove to be worthless if there are no sales.

Damage to our reputation, for whatever reason, could have a material adverse effect on our business.

Our ability to market and sell Prolieve, APA 1000 and new products in major world markets, including the United States,  could be adversely affected in the future by negative publicity resulting from, among others, the joint venture, adverse regulatory decisions by international bodies related to our products, controversy surrounding our products and the businesses activities of the joint venture, litigation arising from the joint venture and use of products,  over which we will have very little, if any, control.

We have elected to use the extended transition period for complying with new or revised accounting standards.

Pursuant to Section 107(b) of the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company.” This election will permit, but not require, us to delay the adoption of new or revised accounting standards that will have different effective dates for public and private companies until those standards apply to private companies. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates.

Our Shares are deemed to be “Penny Stocks,” which means that there are significant restrictions on stockbrokers and dealers recommending our Shares for purchase.

Our common stock is considered to be a “penny stock” pursuant to the rules promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, our securities are subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in the sale of shares of penny stock to persons other than established customers or “accredited investors” (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)).  Under such rules, a broker-dealer must, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market.  A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from the penny stock rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that is subject to the penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our securities, and limit the current investors’ ability to sell their shares of our common stock.

We may never pay dividends.

We have never declared or paid any dividends on our Shares since our inception.  We do not intend to pay cash dividends on our Shares for the foreseeable future, and currently intend to retain any future earnings to fund the development and growth of our business.  The payment of cash dividends, if any, on the Shares will rest solely within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors.  We currently intend to use any revenues, as well as proceeds from any financings, to assist us in obtaining our business objectives, and not for the payment of any dividends upon our Shares.

Shareholders may suffer dilution of the value of their Shares by our issuance of additional Shares in the future.

As of June, 2017, we have outstanding warrants and options that are convertible or exchangeable into 24,531,250 Shares.  Additionally, we may sell and issue additional Shares, or other securities that are convertible into Shares, in the future, to raise funds and for other purposes. The Company will also attempt to discuss with the holders of the 8% Convertible Notes (the “Notes”) on converting the matured Notes at a price that may be significantly lower than the original Conversion Price in the Notes. The issuance of additional Shares, whether through the conversion of convertible notes, the exercise of warrants or options, or an issuance of Shares in connection with a financing, will dilute our current shareholders’ ownership in the Company, and will reduce shareholders’ voting power proportionally.

Future sales of Shares, securities convertible into Shares, and other securities may negatively affect our stock price.

Future sales of Shares and/or other securities that are convertible into Shares could have a significant negative effect on the market price of our Shares, and the number of Shares outstanding could increase substantially. This increase, in turn, could dilute future earnings per share. Dilution and the availability of a large amount of securities for sale, and the possibility of additional issuances and sales of Shares or other classes of securities may negatively affect both the trading price and liquidity of our Shares.

The market for our Shares is, and may continue to be, limited and highly volatile, which may generally affect any future price of our Shares.

The lack of an orderly market for our common stock may negatively affect the volume of trading and market price for our common stock.

Historically, the volume of trades for our Shares has been limited.  Moreover, the prices at which our Shares have traded have fluctuated widely on a percentage basis.  There can be no assurance as to the prices at which our Shares will trade in the future, although they may continue to fluctuate significantly.  Prices for our Shares will be determined in the marketplace and may be influenced by many factors, including, without limitation, the following:

•

the depth and liquidity of the markets for our Shares;

•

investor perception of the Company and the industry in which we participate;

•

general economic and market conditions;

•

statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically, as has occurred in the past;

•

quarterly variations in our results of operations;

•

general market conditions or market conditions specific to technology industries; and

•

domestic and international macroeconomic factors.

An active trading market for the Shares may not exist in the future. Even if a market for our Shares continues to exist, investors may not be able to resell their Shares at or above the purchase price for which such investors purchased such Shares.

In addition, the stock market has recently experienced extreme price and volume fluctuations.  These fluctuations are often unrelated to the operating performance of the specific companies.  As a result of the factors identified above, a stockholder (due to personal circumstances) may be required to sell its Shares at a time when our stock price is depressed due to random fluctuations, possibly based on factors beyond our control.

11.

Critical Accounting Policies

A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and that requires management’s most difficult, subjective or complex judgments. Such judgments are often the result of a need to make estimates about the effect of matters that are inherently uncertain. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

A summary of our critical accounting policies, including those that require the use of significant estimates and judgment, follows. A more comprehensive description of all of our significant accounting policies is contained in Note 1 to our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. In the accompanying consolidated financial statements, estimates are used for, but not limited to, the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, warrant relative fair value calculation, allowance for inventory obsolescence, allowance for our net operating loss carry forward and related valuation allowance for tax purposes and our stock-based compensation related to employees and directors, consultants and advisors.. Actual results could differ from those estimates.

Revenue Recognition

The Company sells products that are used in the treatment of Benign Prostate Hyperplasia. The Company recognizes revenue, net of sales taxes, from the sale of Prolieve consoles and catheters upon shipment delivery to the customer. Revenue from the sale of products is measured at the fair value of the consideration received or receivable, net of estimated returns. Revenue from the mobile service is recognized upon completion of the services, which is generally upon treatment of the patient.

The Company does not have a return policy that allows customers to return product, however the company has allowed returns on a limited customer by customer basis. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals. We record a provision for estimated returns in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances.

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters.  Current inventory of catheters consists of the direct costs of acquiring the inventory from vendors. Non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations.  The carrying amount was adjusted prior to the transfer of the asset for any depreciation expense that would have been recognized had the asset been classified as held for sale.  The Company recognized a loss on impairment of long-lived assets in other income (expense) of the statement of operations and comprehensive loss in the amount of $99,020, during the year ended March 31, 2016, related to transaction.

Inventory is relieved using the first-in, first-out method.

Stock-Based Compensation

Compensation costs for all stock-based awards is measured at fair value on the date of the grant using an option pricing model and is recognized over the service period for awards expected to vest.  The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.   We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Research and Development Expenses

Research and development costs are expensed as incurred.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been remeasured to fair value at each reporting date and will continue to be remeasured until the contingency is resolved. The changes in fair value are recognized in earnings.  The contingent consideration obligation outstanding totaled $463,772 and $758,953 as of March 31, 2017 and 2016, respectively.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve business acquired in July 2012. These intangible assets were originally recorded at fair value and are amortized on a straight-line basis over their estimated useful lives of 10 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

Recent Accounting Pronouncements

None of the accounting pronouncements we were required to or otherwise adopted in any of the periods contained in this report had a material impact on our results of operations, financial condition or cash flows.  Additionally, we are evaluating all issued and unadopted Accounting Standards Updates and believe the adoption of these standards also will not have a material impact on our results of operations, financial position, or cash flows.

12.

Financial Instruments

Fair Value Measurements

The Company’s unaudited condensed interim consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable) recorded at cost, which approximates their fair value.  Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date.  U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value.  These tiers include:

•

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•

Level 2—Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

•

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate.

The Company has no financial assets and liabilities measured at fair value on a non-recurring basis. The Company’s long-lived assets are measured at fair value on a non-recurring basis only when an impairment is deemed to occur.

Interest Rate Risk

Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market interest rates would have a significant impact on their realized value.  The interest rates on our various outstanding debt instruments, including promissory and convertible notes, are fixed.  Because of the fixed rates, a change in market interest rates would not have a material impact on interest expense associated with the debt.

Exchange Rate Risk

The Company’s reporting currency is the U.S. dollar and, accordingly, the Company reports its financial results in U.S. dollars.  The Company’s functional currency and that of its wholly owned subsidiary is the U.S. dollar.   Therefore, because certain financial transactions are denominated in Canadian dollars, we report those transactions in U.S. dollars using prevailing exchange rates at the time of the transaction.  Transaction gains and losses on the settlement of these transactions, and on outstanding receivables and payables that are denominated in Canadian dollars, are included in the determination of our net loss.

Equity Price Risk

Historically, the Company has issued equity securities, and equity-linked securities such convertible debt, stock purchase warrants and stock options, to investors, employees and vendors. Equity and equity-linked securities are initially recorded in our financial statements at their fair values, and depending on the nature of the security may require periodic re-measurement at fair value. Changes in the market price of our common stock can have an impact on the value of the securities issued which could have a direct impact on those fair values, earnings, and cash flow.

13.

Summary of Quarterly Results

The following table sets forth, for the quarters indicated, information relating to the Company’s revenue, net loss and loss per common shares.

	Revenues	Net Loss	Basic and Diluted EPS
September 30, 2015	1,221,856	(1,298,178)	(0.01)
December 31, 2015	1,136,755	(1,379,041)	(0.01)
March 31, 2016	1,136,815	(1,208,261)	(0.01)
June 30, 2016	1,186,855	(594,075)	(0.00)
September 30, 2016	940,109	(502,098)	(0.00)
December 31, 2016	825,785	(278,227)	(0.00)
March 31, 2017	830,951	(195,317)	(0.00)
June 30, 2017	708,950	(322,780)	(0.00)

For further quarterly financial information, please refer to the Company’s unaudited condensed interim consolidated financial statements that have been filed on SEDAR.com

14.

Transactions with Related Parties

The management team and directors, along with their remuneration for the three months ended June 30, 2017 is presented below:

Individual	Position	Cash	Options	Shares	Total
Grant B. Walsh	Director	$5,000			$5,000
William Jow, MD	CEO	$43,500			$43,500
Joseph S. C. Chan	Director	$5,000			$5,000
Dr. Augustine P. Y. Chow	Director	$5,000			$5,000
Raymond Tong	Director	$5,000			$5,000
Mirsad Jakubovic	CFO	$5,000			$5,000

15.

Commitments

On January 16, 2006 Celsion purchased from Celsion Corporation (USA) all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed US $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada.  The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.

Future minimum payments under operating leases for office space and vehicles are as follows:

2017	$226,960
2018	$134,945

16.

Contingencies

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. As of June 30, 2017, the Company has not secured insurance policies that may provide coverage against certain claims.

17.

Other MD&A Disclosure

Outstanding Share Data as of August 29, 2017

	Number or Principal Amount Outstanding	Maximum Number of Common Shares Issuable, if Convertible, Exercisable or Exchangeable
Common Shares	184,984,215	N/A
Stock Options	6,500,000	6,500,000
Convertible debenture	22,160,000	22,160,000
Warrants outstanding	18,031,250	18,031,250
Maximum common shares outstanding		231,675,465

18.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or reasonably likely to have, a current or future effect upon the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

19.

Proposed transactions

The Company has not entered into any significant transaction, nor is it currently reviewing any such transaction, which requires board approval, shareholder approval or regulatory approval that has not been discussed within this MD&A.

20.

Current Accounting Pronouncements Not Effective

ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016. We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This ASU does not apply to inventory that is measured using Last-in First-out ("LIFO") or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  The Company is currently evaluating this guidance to determine the impact it may have the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, was issued to simplify the classification of deferred taxes on the balance sheet. The new guidance would require that deferred taxes be classified as non-current assets and liabilities based on the taxpaying jurisdiction. Application of the standard, which can be applied prospectively or retrospectively, is required for fiscal years beginning on or after December 15, 2016 and for interim periods within that year. The adoption of the amended guidance is not expected to have a material impact on the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017.  The guidance is not expected to have a material impact on the Company’s Condensed Interim Consolidated Financial Statements

21.

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the quarter ended June 30, 2017. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

22.

Internal controls over Financial Reporting

Our management has evaluated, with the participation of our Chief Executive Officer, changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the three months ended June 30, 2017. In connection with such evaluation, there have been no changes to our internal control over financial reporting that occurred during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

23.

Approvals

The Directors of the Company have approved the disclosure contained in this MD&A and a copy will be provided to anyone who requests it.

Condensed Interim Consolidated Financial Statements

Medifocus Inc.

For the three months ended June 30, 2017 and June 30, 2016

Management's Responsibility for the Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of Medifocus Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the date of the reporting period. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with U.S. GAAP.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"William Jow"

"Mirsad Jakubovic"

Dr. William Jow

Mirsad Jakubovic

Chief Executive Officer

Chief Financial Officer

Notice of no Auditor Review of Interim Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management.  The Company's independent auditor has not performed a review of these financial statements.

MEDIFOCUS, INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in U.S. dollars)

	June 30, 2017	March 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$ 144,544	$ 70,294
Accounts receivable, net	789,406	1,020,091
Inventory, net	164,385	101,181
Other assets	68,693	66,689
Total Current Assets	1,167,028	1,258,255
Property and equipment, net	292,784	321,818
Deposits	299,930	271,330
Intangible assets, net	1,231,998	1,293,551
Total Assets	$ 2,991,740	$ 3,144,954
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$ 376,798	$ 342,326
Accrued expenses	890,434	997,741
Accrued interest payable	2,003,276	1,788,188
Promissory notes payable	775,102	767,978
Payable to Boston Scientific Corporation	1,707,259	1,636,365
Contingent consideration, current portion	356,468	339,080
Convertible notes payable (net of discount), current portion	5,540,000	5,540,000
Total Current Liabilities	11,649,337	11,411,678
Contingent consideration	56,599	124,692
Total liabilities	11,705,936	11,536,370
Commitments and contingencies (Note 5 and Note 8)
Stockholders’ deficit:
Common stock, no par value; unlimited shares authorized, 184,984,215 and 184,984,215 shares issued and outstanding as of June 30, 2017
and March 31, 2017, respectively.	14,295,388	14,295,388
Additional paid-in capital	10,744,777	10,744,777
Accumulated deficit	(33,754,361)	(33,431,581)
Total Stockholders’ Deficit	(8,714,196)	(8,391,416)
Total Liabilities and Stockholders’ Deficit	$ 2,991,740	$ 3,144,954
Going Concern (Note 1)
See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. dollars)

	Three months ended June 30,
	2017	2016
Sales
Products	$ 340,950	$ 415,519
Services	368,000	771,336
Total Sales	708,950	1,186,855
Costs of Sales
Products	187,790	197,076
Services	245,976	518,673
Total Costs of Sales	433,766	715,749
Gross Profit	275,184	471,106

Operating Expenses
Research and development	47,553	98,458
Sales and marketing	9,426	14,728
General and administrative	345,065	530,027
Total Operating Expenses	402,044	643,213
Loss from Operations	(126,860)	(172,107)
Other Income (Expense)
Interest and discount accretion	(203,798)	(378,757)
Loss from change in fair value of contingent consideration	(20,189)	(37,550)
Gain on recovery of HST receivable	31,891	—
Other income (expense)	(3,824)	(5,661)
Total Other Income (Expense)	(195,920)	(421,968)
Net Loss	$ (322,780)	$ (594,075)
Net Loss per share basic and diluted	$ (0.00)	$ (0.00)
Weighted average common shares outstanding—basic and diluted	184,984,215	184,984,215

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. dollars)
	Three months ended June 30,
	2017	2016
Net Loss	$ (322,780)	$ (594,075)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	90,587	98,121
Accretion of deferred financing costs and debt discount	—	212,942
Loss on change in fair value of contingent consideration	20,189	37,550
Gain on sale of fixed assets	(3,000)	—
Provisions for bad debts and warranties	(12,361)	4,174
Changes in operating assets and liabilities
Decrease in accounts receivable	239,206	40,596
(Increase) in inventory	(63,204)	(83,881)
(Increase) decrease in other current assets	(2,116)	7,517
(Increase) in deposits	(28,600)	—
Increase (decrease) in accounts payable	34,472	(40,170)
(Decrease) increase in accrued expenses	(119,365)	26,126
Increase in accrued interest	203,800	164,522
Net cash provided by (used in) operating activities	36,828	(122,404)

INVESTING ACTIVITIES:
Sale of fixed assets	3,000	—
Net cash provided by investing activities	3,000	—

FINANCING ACTIVITIES:
Proceeds from notes payable	—	200,000
Net cash provided by financing activities	—	200,000
Effect of exchange rate changes on cash and cash equivalents	34,422	4,516
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,250	82,112
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	70,294	113,946
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 144,544	$ 196,058

Cash paid for interest	$ —	$ 2,828

NON CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common shares issuable	$ —	$ —

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(in U.S. dollars)

	Common Stock	Common Stock	Common Stock	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Issuable	Capital	Deficit	Equity

Balance at April 1, 2016	184,984,215	$ 14,295,388	-	$ 10,744,777	$ (31,861,864)	(6,821,699)

Net loss	-	-	-	-	$ (594,075)	(594,075)

Balance at June 30, 2016	184,984,215	$ 14,295,388	-	$ 10,744,777	$ (32,455,939)	(7,415,774)

Balance at April 1, 2017	184,984,215	$ 14,295,388	-	$ 10,744,777	$ (33,431,581)	(8,391,416)

Net loss	-	-	-	-	$ (322,780)	(322,780)

Balance at June 30, 2017	184,984,215	$ 14,295,388	-	$ 10,744,777	$ (33,754,361)	(8,714,196)

MEDIFOCUS, INC.

NOTES TO UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2017

1. BUSINESS, GOING CONCERN, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Current Financial Condition

Medifocus Inc. (the “Company” or “Medifocus”) was incorporated under the Business Corporations Act (Ontario) on April 25, 2005.  Medifocus develops and commercializes minimally invasive focused heat systems for the treatment of cancerous and benign tumors, and enlarged prostate, medically known as Benign Prostate Hyperplasia (“BPH”).

The Company owns two focused heat technology platforms with comprehensive US and international patent protection:

•

The Endo-thermotherapy Platform-from which Prolieve was developed, can potentially be used to treat cancers in prostate, rectal, cervical and esophageal, and

•

The Adaptive Phased Array (“APA”) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue.  The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform is currently in pivotal Phase-III clinical trials.

•

In addition to the two focused heat technology platforms, the Company entered into an exclusive license agreement with Duke University regarding Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy. The exclusive license agreement pertains to the Patent Rights of a Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases.

Going Concern Consideration

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.  Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of August 25, 2017.  Based on the following, management believes that it is probable that management will be unable to meet its obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development and financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue in the near future as it continues its Prolieve sales and marketing activities. Due to continued operating losses, there is substantial doubt regarding the Company's ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in default of the terms of the debentures.

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company is reducing costs of operations, as the Company is eliminating certain positions that do not hold value to the Company.

The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Medifocus, Inc. have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions have been eliminated. There were no transactions for Celsion (Canada) Inc. during the three month periods ended June 30, 2017 and 2016.

Unless otherwise noted, all references to “$” or “dollar” refer to the United States dollar.  The Company operates in a single business segment, focused heat systems for targeted thermotherapy of surface, subsurface and deep seated localized and regional cancers. Substantially all of the Company’s revenue is generated, and assets are located, in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The unaudited condensed interim consolidated financial statements include significant estimates for the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, allowance for inventory obsolescence, allowance for our net operating loss carry forward and related valuation allowance for tax purposes and our stock-based compensation related to employees and directors, consultants and advisors. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Credit Concentration

The Company’s customers are primarily physicians and physician organizations in the U.S.  During the three month periods ended June 30, 2017 and 2016 no individual customer represented more than 10% of revenues.

Vendor Concentration and Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available.  The Company maintains a deposit of $221,330 with its vendor.  The Company maintains an additional deposit of $50,000 with a separate vendor to perform work for the Company at a later unspecified date.  The Company also maintains deposits related to their leases of property and vehicles.

Fair Value Measurements

The Company’s consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, payable to Boston Scientific, accrued interest payable, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

•

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•

Level 2—Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

•

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration of $20,291 and $37,148 for the three month periods ended June 30, 2017 and 2016, respectively, is reflected as “loss from change in fair value of contingent consideration” in the accompanying unaudited condensed interim consolidated statements of operations. See note 2.

The Company has no financial assets and liabilities measured at fair value on a non-recurring basis. The Company’s long-lived assets are measured at fair value on a non-recurring basis only when an impairment is deemed to occur.

Fair Value of Financial Instruments

The carrying amounts of financial instruments classified as current assets or liabilities, including accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. All interest bearing and non-interest bearing accounts are guaranteed by the FDIC up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Accounts Receivable – Trade and Harmonized Sales Tax

Trade

The Company extends credit to customers on an unsecured basis and payment terms are typically 30 days from delivery or service. The Company’s receivables are primarily related to Prolieve products and services.  Management uses the aging account method to assess the company’s allowance for doubtful accounts.  The aging account method uses the number of days outstanding for the underlying invoices that have been past due.  Receivables are written off when it is determined that the underlying invoices are uncollectible.

The Company maintained an allowance for doubtful accounts of $66,565 and $47,035 as of June 30, 2017 and March 31, 2017, respectively.

Harmonized Sales Tax

During the year ended March 31, 2016 the Company had a receivable from a Canadian tax agency for a harmonized sales tax, however, management was uncertain as to the collectability of the asset.  During the year ended March 31, 2016 the Company decided to write-off the entire balance until the receivable is collected.  During the year ended March 31, 2017 the collectability was ensured and the Company recovered a significant portion of the receivable.  An additional amount of $31,891 was recognized during the three month period ending June 30, 2017.  All harmonized sales tax receivables were received prior to June 30, 2017.

Accounts Receivable consisted of the following as of June 30, 2017 and March 31, 2017.

	June 30, 2017	March 31, 2017
Accounts receivable trade	$ 855,971	$ 865,018
Accounts receivable - Harmonized sales tax	—	202,107
Allowance for doubtful accounts	(66,565)	(47,035)
	$ 789,406	$ 1,020,091

Inventory

Inventory is valued at the lower of cost or net realizable value and consists primarily of single-use treatment catheters.  Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.  Current inventory of catheters consist of the direct costs of acquiring the inventory from vendor less any anticipated impairment for defective units.

Inventory is relieved using the first-in, first-out method and consists of the following at June 30, 2017 and March 31, 2017.

	June 30, 2017	March 31, 2017
Finished Goods – Catheters	$ 164,385	$ 101,181

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets, ranging from three to seven years, using the straight-line method.  Major  renewals and improvements are capitalized and ordinary repairs and maintenance are expensed as incurred.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved, which is estimated to be during the year ended March 31, 2019.  The contingent consideration is $413,067 and $448,408 as of June 30, 2017 and March 31, 2017, respectively.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve business acquired in July 2012. These intangible assets were originally recorded at fair value and are amortized on a straight line basis over their estimated useful lives of 10 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

Revenue Recognition

The Company sells products and provides services which are used in the treatment of BPH. The Company recognizes revenue, net of sales taxes, from the sale of Prolieve catheters upon shipment to the customer.  Revenue from the sale of products is measured at the fair value of the consideration received or receivable, net of any estimated returns. Revenue from the mobile service is recognized upon completion of the services, which is generally upon treatment of the patient.

The Company does not have a return policy that allows customers to return product, however the Company has allowed returns on a limited customer by customer basis. The Company’s estimate for returns is based upon its historical experience with actual returns, however such returns have historically been limited. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals, if any. We record a provision for estimated returns in the same period as the related revenue is recorded.

Costs of Sales—Products

Costs of goods sold primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our intellectual property, warranty costs, warehousing costs, freight and handling charges. Warehousing costs include payroll and benefit costs.

Costs of Sales—Services

Costs of services consist primarily of the costs to provide mobile services to our patients, including catheter cost, amortization expense of our intellectual property, depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Product Warranty Liabilities

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. The accrued liability for warranty provisions was approximately $7,300 and $9,200 as of June 30, 2017 and March 31, 2017, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in results of operations in the period that the tax rate change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position taken would be sustained in a tax examination, presuming that a tax examination will occur. The Company recognizes interest and/or penalties related to income tax matters in the income tax expense category.

Stock-Based Compensation

Compensation costs for all stock-based awards is measured at fair value on the date of the grant using an option pricing model and is recognized over the requisite service period for awards expected to vest. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pre-tax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled approximately $4,612 and $10,239 for the three month periods ended June 30, 2017 and 2016, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses. Outstanding stock options of 6,500,000 and 10,100,000 and outstanding stock purchase warrants of 18,031,250 and 31,012,050 to purchase commons shares for the three month periods ended June 30, 2017 and 2016, respectively, were considered anti-dilutive and therefore were not included in the calculation of diluted shares.  Additionally, for the three month periods ended June 30, 2017 and 2016, convertible promissory notes convertible into 22,160,000 shares of common stock were also considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Recent Accounting Pronouncements

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016.  See also recent accounting pronouncements ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12 for amendments to the guidance.  We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017.  The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-02, Leases (Topic 842), On February 25, 2016, the FASB issued a new standard which requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability.  The new guidance will require the asset and liability to be initially measured at the present value of the lease payments in the statement of financial position.  The new guidance will also require the company to recognize interest expense on the lease liability separately from the amortization of the right-use-asset for finance leases and recognize a single lease cost allocated on a straight-line basis over the lease term for operating leases, in the statement of comprehensive income.  The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early application permitted.  The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides clarity to preparers on the treatment of eight specific items within an entity’s statement of cash flows. The guidance becomes effective for all public entities in fiscal years beginning after December 15, 2017, including interim periods therein.  Early adoption of the guidance, including within an interim period, is permitted.  The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting”.  The ASU amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. The guidance becomes effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period. The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Emerging Growth Company Status

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act, as amended by the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities  pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

Generally, a company that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies.  Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies.  We have elected to utilize this extended transition period.  However, while we have elected to utilize this extended transition period, our unaudited condensed interim consolidated financial statements as of June 30, 2017 reflect the adoption of all required accounting standards for public companies.

2. BUSINESS ACQUISITION AND CONTINGENT CONSIDERATION

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash

$ 2,535,610

Fair value of contingent consideration

   1,126,505

Total consideration

$ 3,662,115

The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The fair value of the contingent consideration was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of June 30, 2017, $1,707,259 of royalties is due to BSC of which $1,636,365 is past due.

The activity of the contingent consideration obligation for the three month periods ending June 30, 2017 and 2016 and the allocation is as follows:

Activity is as follows:	Non Contingent	Contingent	Total
Balance at April 1, 2016	$ 1,257,995	$ 758,953	$ 2,016,948
Less: payments	—	—	—
Change in non-contingent/contingent	118,685	(81,135)	37,550
Balance at June 30, 2016	$ 1,376,680	$ 677,818	$ 1,899,959

Balance at March 31, 2016	1,636,365	463,772	2,105,137
Less: payments	—	—	—
Change in non-contingent/contingent	70,894	(50,705)	20,289
Balance at March 31, 2017	$ 1,707,259	$ 413,067	$ 2,100,137

Allocated as follows as of March31, 2017:
Payable to Boston Scientific Corp.	$ 1,707,259	$ —	$ 1,707,259
Contingent consideration – current	$ —	$ 356,468	$ 356,468
Contingent consideration – non current	$ —	$ 56,599	$ 56,599

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of March 31, 2017 and 2016:

	March 31, 2017	March 31, 2017
Machinery and equipment (5-7 year life)	$ 38,971	$ 38,971
Mobile consoles (7 year life)	801,429	798,667
Furniture and fixtures (3-5 year life)	20,000	20,000
	860,400	857,638
Accumulated depreciation	(567,616)	(535,820)
Total	$ 292,784	$ 321,818

Depreciation expense was approximately $32,000 and $37,000 for the three month periods ended June 30, 2017 and 2016, respectively.

4. INTANGIBLE ASSETS

Intangible assets include intellectual properties and customer relationships relating to the Prolieve technology, acquired at a cost of $2.5 million. These assets are being amortized on a straight-line basis over ten years; amortization expense was $61,553 for each of the three month periods ended June 30, 2017 and 2016.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

2018	$ 246,212
2019	246,212
2020	246,212
2021	246,212
2022	246,212
Sub-total	1,231,060
2023	938
Total	$ 1,231,998

5. PROMISSORY NOTES PAYABLE, CONVERTIBLE NOTES PAYABLE AND ACCURED INTEREST PAYABLE

In fiscal year 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 and was subsequently extended until June 30, 2014 at which time the Company began paying additional interest of 2% per month on accrued interest with an additional interest charge of .09% per month on current interest expense.  As of March 31, 2017, the note remains in default and is due in full.  The Company is currently in discussions with the lender on a further extension of the maturity date. The Company has a total principal and accrued interest balance of approximately $761,000 and $703,000 as of June 30, 2017 and March 31, 2017, respectively.  Interest expense of approximately $39,000 and $36,000 was recognized on the promissory note and accrued interest for the three month periods ended June 30, 2017 and 2016, respectively.

In fiscal year 2014, the Company issued, in two separate tranches, 554 units of 8% redeemable promissory convertible notes (the “Notes”) together with Series C stock purchase warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000.  The notes are convertible into 22,160,000 shares of common stock.  Each warrant entitles the holder to acquire 20,000 common shares (for a total of 11,080,000 common shares) at an exercise price of $0.30 per share and expired on December 18, 2016 and March 7, 2017.  The warrants were classified as equity, were recorded as additional paid in capital at their estimated fair value of $1,532,877, and are considered a non-cash financing activity. The Company recognized a beneficial conversion feature of $195,938 and deferred financing fees (consisting of both cash payments and the fair value of stock purchase warrants classified as equity) of $558,552 which were fully amortized using the effective interest method through the fiscal year ended March 31, 2017. The Company has accrued interest of $1,427,746 owing to holders of the convertible debentures as of June 30, 2017, of which $1,292,606 is past due.

In connection with the convertible notes, the Company recognized interest expense of $135,140 and $126,364 for the three month period ended June 30, 2017 and 2016, respectively.  The Company recognized accretion expense of $0 and $212,942 for the three month periods ended June 30, 2017 and 2016, respectively.

On May 13, 2016, the Company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount was November 30, 2016 and default interest of 2% began accruing effective that date as the loan is in default.   The Company recognized $12,000 and $2,958 in interest expense for the three month periods ending June 30, 2017 and 2016, respectively.  The loan is secured by the Company’s assets.

On August 1, 2016, the Company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount was January 31, 2017 and default interest of 2% began accruing effective of that date as the loan is in default.  The Company recognized $12,000 in interest expense for the three month period ending June 30, 2017.  The loan is secured by the Company’s assets.

On October 30, 2016, the Company entered into a loan agreement in the amount of $100,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount is April 30, 2017 and default interest of 2% began accruing effective of that date as the loan is in default.   The Company recognized $5,258 in interest expense for the three month period ended June 30, 2017.  The loan is secured by the Company’s assets.

6. EQUITY AND STOCK-BASED COMPENSATION

(1)

Common Stock

(2)

(3)

Authorized share capital consists of unlimited common shares with no par value.   There were no issuances of common stock during the three month periods ending June 30, 2017 and 2016

Stock Purchase Warrants

The Company had stock purchase warrants outstanding as of June 30, 2017 and March 31, 2017 as follows:

			June 30, 2017	March 31, 2017
Year of issue	Exercise Price	Expiration	Underlying Shares	Underlying Shares
2015 2016	$ 0.25 $ 0.10	9/15/2017 12/14/2017	10,281,2507,750,000	10,281,2507,750,000
			18,031,250	18,031,250

Stock Purchase Warrant Modifications

There were no stock purchase warrant modifications during the three month periods ended June 30, 2017 and 2016.

Stock Options

The Company may grant stock options to directors, senior officers and service providers by resolution of the Board of Directors. The exercise price will reflect the market price of the Company’s stock on the date of the grant. The maximum number of stock options outstanding under the stock option plan is limited to 10% of issued shares.

The Company measures the cost of stock option awards based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. The Company recognizes stock-based compensation expense over the vesting periods of the awards, adjusted for estimated forfeitures.  A summary of the Plan for the three month periods ended June 30, 2017 and 2016 is presented below:

	Options Shares	Weighted average exercise price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	#	$	(years)	$
Outstanding, April 1, 2016	10,100,000	0.06	4.75	-
Granted	-
Exercised	-
Cancelled/Expired	-	0.06
Outstanding, June 30, 2016	10,100,000	0.06	4.50	-

Outstanding, April 1, 2017	6,500,000	0.06	3.75	-
Granted	-	-
Exercised	-	-
Cancelled/Expired	-	0.06

Outstanding, June 30, 2017	$ 6,500,000	0.06	3.50	-
Exercisable, June 30, 2017	$ 6,500,000

7. INCOME TAXES

The Company is domiciled in Canada and files Canadian federal and certain provincial tax returns. The Company had no provision (benefit) for income taxes for the three month periods ending June 30, 2017 and 2016 as a result of its net losses and full valuation allowance against its deferred assets.

Deferred income taxes reflect the net tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes.  The Company’s deferred income tax assets consist principally of carry forward losses which are offset by a full valuation allowance.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, the Company has determined that there is a full valuation allowance as of June 30, 2017 and March 31, 2017.

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company has identified no material uncertain tax positions as of June 30, 2017.

The Company is subject to income tax audits in all jurisdictions for which it is required to file tax returns. Tax audits by their nature are often complex and can require several years to complete. Neither the Company nor any of its subsidiaries is currently under audit in any jurisdiction. All of the Company’s income tax returns remain subject to examination by tax authorities.

8. COMMITMENTS AND CONTINGENCIES

On January 16, 2006, the Company's wholly owned subsidiary, Celsion (Canada) Inc. purchased from Celsion Corporation (USA) ["Celsion"]all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.  Additionally, if the Company does not apply for or does not receive FDA approval to enter at least one phase III clinical trials of a licensed product prior to the earlier of the termination of the agreement or June 25, 2018, the Company shall pay $10,000 to MIT.  If the Company receives approval for sale of at least one licensed product or discovery product then the Company shall pay MIT $100,000.

The Company has signed a license agreement with Duke University to license certain patents in exchange for royalty payments.  The company is committed to making certain milestone payments totaling $500,000 upon the achievement of certain regulatory milestones as well as a running royalty calculated on net sales.

Future minimum payments under operating leases for office space and vehicles as of June 30, 2017 are as follows:

2018	$ 134,945

The Company recognized total rent expense of $58,756 and $58,844 for the three month periods ended June 30, 2017 and 2016, respectively.

9. RELATED PARTY TRANSACTIONS

The Company has entered into several transactions with a director and an officer.  Descriptions of the related party transactions are as follows:

•

The Company made a direct revenue sale to Medifocus Asia, Ltd., in the amount of approximately $232,000 during the year ended March 31, 2017 and resulted in a trade receivable balance of approximately $196,000 as of June 30, 2017 and March 31, 2017. Mr. Augustine Chow and Mr. Raymond Tong, both directors of Medifocus Inc, are also directors of Medifocus Asia, Ltd.  Additionally, Mr. Augustine Chow and Mr. Raymond Tong have significant investments in Medifocus Asia, Ltd.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Dr. William Jow, President and Chief Executive Officer of Medifocus Inc. certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Medifocus Inc. (the “issuer”) for the interim period ended June 30, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 29, 2017

/s/William, Jow
Name: Dr. William Jow Title: President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Mirsad Jakubovic, Chief Financial Officer of Medifocus Inc. certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Medifocus Inc. (the “issuer”) for the interim period ended June 30, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 29, 2017

/s/Mirsad Jakubovic
Name: Mirsad Jakobovic Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Medifocus, Inc. Announces Significant Improvement in

Operating Results for the Fiscal Year Ended March 31, 2017 with

Successful Expansion of Prolieve® Global Market &

Launching of Prolieve® Prostatitis Study

COLUMBIA, MD – August 28, 2017 – Medifocus, Inc. (OTCQB:MDFZF and TSXV:MFS.V) ("Medifocus" or the "Company"), reported significant improvement in its financial results for the fiscal year ending March 31, 2017.

The Company achieved a 16% improvement in gross margin and an 84% decrease in operating loss during the last fiscal year. The operating loss dramatically improved from $3,216,805 for the year ended March 31, 2016 to $511,393 for the year ended March 31, 2017.

William Jow MD, President and Chief Executive Officer of Medifocus, commented, "Now with the more efficient operations in place, we can focus on driving sales of Prolieve® through close partnerships with our independent mobile providers and distributors, both domestically and internationally.” He added, “We have achieved an important milestone in expanding the Prolieve® market beyond the U.S. for the first time in Medifocus’ history. The first case of Prolieve® outside of the U.S. was recently performed by a local urologist at the Hong Kong Prostate and Urology Center.” Dr. Jow noted that similar collaborative efforts with business partners/distributors in other countries including Canada, China, Israel and South Korea are currently under way, and will likely increase Medifocus’ revenue through the sales of Prolieve® consoles and single-use Prolieve® treatment kits worldwide.

Dr. William Jow also presented findings from the 10-year Post Market Study of Prolieve® Thermodilatation™ Therapy with 5-year follow-up at the 15th Urological Association of Asia (UAA) Congress held at the Hong Kong Convention and Exhibition Center on August 4, 2017. Dr. Jow gave a summary of the Natural History of BPH progression and its associated complications, then described how Prolieve® fitted the ideal profile of the Minimally Invasive Technology that could change such history based on proven long-term safety, efficacy and durability data. His revolutionary concept of Preventing BPH Progression with minimal or no sexual side effects by using Prolieve® in an aging population will have far reaching implications in the emerging Global Men’s Health Market.

“While our patents have entitled us to treat other prostate conditions such as prostate cancer and prostatitis, Prolieve® has only been approved by the FDA for treating BPH to date.” Dr. Jow announced, “In order to expand the clinical indications of Prolieve®, we have recently secured funding and support to launch a multicenter, prospective study to evaluate the clinical benefits of Prolieve® on prostatitis patients with voiding symptoms. As a urologist myself, I see a great potential for Prolieve® to emerge as a vital minimally invasive therapy for BPH and Men’s Health around the world.” He continued, “The Prolieve® Prostatitis Study will be designed and overseen by a world renowned urology expert in the field of prostatitis with global collaborative efforts from major academic institutions and experienced Prolieve® users.”

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is a Biotechnology Company with a portfolio of medical technologies that utilize patented Focal Thermal Technology to treat conditions ranging from Prostate Diseases to Breast Cancer. Its Prolieve® Thermodilatation™ System offers symptomatic relief to men with Benign Prostatic Hyperplasia (BPH) through a simple, 45-minute, in-office treatment. Prolieve® is both FDA and Medicare approved for treating symptomatic BPH with over 100,000 cases performed in the U.S. alone, and with proven long-term safety, efficacy and durability. Its APA 1000 Breast Cancer Treatment System developed by Massachusetts Institute of Technology has been shown in Phase 2 clinical trials to offer significant additional shrinkage of the sizes of breast cancer in combined ChemoThermal therapy compared with Chemotherapy alone, and was shown to be effective in reducing margin positivity when patients were treated with APA 1000 prior to lumpectomy. Furthermore, its Heat Activated Gene Therapy exclusively licensed from Duke University aims at utilizing Medifocus’ Focal Thermal Technology to enhance selective expression of therapeutic genes injected intratumorally to optimize cancer cell killing while minimizing systemic side effects.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations:  Medifocus, Inc. Tel: 410-290-5734